Fidelity (logo) Investments®	\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	FMR LLC 82 Devonshire Street Boston MA 02109-3614 617 563 7000

September 2, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Empire Fidelity Investments Life Insurance Company:
Empire Fidelity Investments Variable Annuity Account A
Registration No. (333-127346)
Post-Effective Amendment No. 9 to Registration Statement on Form N-4

Ladies and Gentlemen:

Pursuant to Rule 485(b)(1)(v) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the Registrant is Post Effective Amendment No. 9 to the current effective Registration Statement on Form N-4. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Registrant. The filing also includes a conformed copy of the manually signed consent of the independent registered public accounting firm, the original of which is maintained at the offices of the Registrant.

This filing includes the above referenced Registrant's Prospectus and SAI, as filed herein, which have been tagged to indicate substantive and editorial changes made since the filing of Post-Effective Amendment No. 7.

An effective date of September 7, 2010 is elected by the Registrant pursuant to Rule 485(b).

Please contact the undersigned at (617) 563-4347 in connection with any questions regarding this filing.

Thank you for your attention to this matter.

Very truly yours,

/s/Amy Sacheck
Amy Sacheck
Legal Department